Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel : +91 40 4900 2900
Fax : +91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

January 31, 2019

The Secretary

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

Dear Sir/Madam,

Sub:     Grant of Stock Options

This is to inform you that the Nomination, Governance & Compensation Committee of the Board of Directors of the Company in their meeting held on January 31, 2019, has granted 2,916 stock options, exercisable at par value of Rs. 5/- under “Dr. Reddy’s Employees Stock Option Scheme, 2002” to the employees of the Company.

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary